EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation/Organization	Holder of Outstanding Stock

BancorpSouth Bank	Mississippi	BancorpSouth, Inc.

BancorpSouth Insurance Services, Inc.	Mississippi	BancorpSouth Bank

BancorpSouth Investment Services, Inc.	Mississippi	BancorpSouth Bank

BancorpSouth Municipal Development Corporation	Arkansas	BancorpSouth Bank

BancorpSouth Bank Securities Corporation	Mississippi	BancorpSouth Bank

Business Holding Company Trust 1	Delaware	BancorpSouth, Inc.

American State Capital Trust I	Delaware	BancorpSouth, Inc.

City Bancorp Preferred Trust 1	Delaware	BancorpSouth, Inc.

Gumtree Wholesale Insurance Brokers, Inc.	Mississippi	BancorpSouth, Inc.